U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-08837				October 31, 2025
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:

The Select Sector SPDR Trust
4. Address of principal executive office: (number, street, city, state, zip code)

One Congress Street, Boston, MA 02114

Report of Independent Public Accountant

To the Board of Trustees of

The Select Sector SPDR® Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Select Sector SPDR® Trust (the “Trust”), comprising State Street® Communication Services Select Sector SPDR® Premium Income ETF, State Street® Consumer Discretionary Select Sector SPDR® Premium Income ETF, State Street® Consumer Staples Select Sector SPDR® Premium Income ETF, State Street® Energy Select Sector SPDR® Premium Income ETF, State Street® Financial Select Sector SPDR® Premium Income ETF, State Street® Health Care Select Sector SPDR® Premium Income ETF, State Street® Industrial Select Sector SPDR® Premium Income ETF, State Street® Materials Select Sector SPDR® Premium Income ETF, State Street® Real Estate Select Sector SPDR® Premium Income ETF, State Street® Technology Select Sector SPDR® Premium Income ETF, and State Street® Utilities Select Sector SPDR® Premium Income ETF, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of October 31, 2025. The Select Sector SPDR® Trust’s management is responsible for its assertion. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of October 31, 2025, and with respect to agreement of security purchases and sales, for the period from July 30, 2025 (commencement of operations), through October 31, 2025:

•	Confirmation of all securities held by institutions in book entry form at The Depository Trust Company and State Street Bank and Trust Company (the “Custodian”) without prior notice to management

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Trust and the Custodian

•	Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company and the books and records of the Custodian

•	Agreement of 21 security purchases and 15 security sales or maturities during the period from the books and records of the Trust to broker confirmations

Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that The Select Sector SPDR® Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2025, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Select Sector SPDR® Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

February 24, 2026

The Select Sector SPDR® Trust

February 24, 2026

Cohen & Company, Ltd.

1350 Euclid Avenue, Suite 800

Cleveland, Ohio 44115

We, as members of management of The Select Sector SPDR® Trust (the “Trust”), comprising State Street® Communication Services Select Sector SPDR® Premium Income ETF, State Street® Consumer Discretionary Select Sector SPDR® Premium Income ETF, State Street® Consumer Staples Select Sector SPDR® Premium Income ETF, State Street® Energy Select Sector SPDR® Premium Income ETF, State Street® Financial Select Sector SPDR® Premium Income ETF, State Street® Health Care Select Sector SPDR® Premium Income ETF, State Street® Industrial Select Sector SPDR® Premium Income ETF, State Street® Materials Select Sector SPDR® Premium Income ETF, State Street® Real Estate Select Sector SPDR® Premium Income ETF, State Street® Technology Select Sector SPDR® Premium Income ETF, and State Street® Utilities Select Sector SPDR® Premium Income ETF, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2025, and from July 30, 2025 (commencement of operations) through October 31, 2025.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2025 and from July 30, 2025 through October 31, 2025, with respect to securities reflected in the investment account of the Trust.

The Select Sector SPDR® Trust

By:

/s/ Chad C. Hallett
Chad C. Hallett, Treasurer